TORYS LLP
NEW YORK TORONTO

237 Park Avenue
New York, New York
10017.3142

TEL 212.880.6000
FAX 212.682.0200

www.torys.com

Daniel M. Miller
Direct Tel. 212.880.6079
Direct Fax 212.682.0200
dmiller@torys.com


05008795

SUPPL

May 27, 2005

By Overnight Courier

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
MAY 31 2005
WASH, D.C.
213
SECTION

Dear Sir or Madam:

Re: Highpine Oil & Gas Limited
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34869

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we herewith submit, on behalf of our client, Highpine Oil & Gas Limited (the "Company"), the following documents:

1. News release, dated May 27, 2005.

As required pursuant to Rule 12g3-2(b), the Company's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned at (212) 880-6079 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,

Daniel M. Miller

Enclosure
cc: Harry Cupric
Gail Harvey
Highpine Oil & Gas Limited
Fred Davidson
Burnet, Duckworth & Palmer LLP

5419404.1
01549-2024

TORYS LLP
NEW YORK TORONTO

237 Park Avenue
New York, New York
10017.3142

TEL 212.880.6000
FAX 212.682.0200

www.torys.com

Daniel M. Miller
Direct Tel. 212.880.6079
Direct Fax 212.682.0200
dmiller@torys.com

May 27, 2005


SEC MAIL
RECEIVED
PROCESSING
MAY 31 2005
WASH. D.C.
213
SECTION

By Overnight Courier

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

Re: Highpine Oil & Gas Limited
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34869

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we herewith submit, on behalf of our client, Highpine Oil & Gas Limited (the "Company"), the following documents:

1. News release, dated May 27, 2005.

As required pursuant to Rule 12g3-2(b), the Company's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned at (212) 880-6079 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,



Daniel M. Miller

Enclosure
cc: Harry Cupric
Gail Harvey
Highpine Oil & Gas Limited
Fred Davidson
Burnet, Duckworth & Palmer LLP

5419404.1
01549-2024


HIGHPINE
OIL & GAS LIMITED

NEWS RELEASE

HIGHPINE OIL & GAS LIMITED ANNOUNCES FIRST QUARTER 2005 FINANCIAL RESULTS

Calgary, Alberta, May 27, 2005 – Highpine Oil & Gas Limited ("**Highpine**" or the "**Company**") is pleased to announce its' financial and operating results for the three months ended March 31, 2005.

Highlights in the first quarter of 2005:

- Oil and gas revenues increased 125% to $14.1 million from $6.3 million in the same quarter last year;
- Cash flow increased 148% to $6.9 million from $2.8 million;
- Average daily production increased 86% to 3,365 boe/d from 1,810 boe/d in the first quarter of 2004;
- Joffre gas plant commenced operations; and
- 9-35-48-8W5M Pembina well encountered approximately 26 metres of hydrocarbons in the Nisku formation.

Financial and operating highlights:

FINANCIAL	Three months ended March 31		
(000's except per share amounts)	**2005**	2004	% Change
Oil and gas revenues	**14,093**	6,274	125
Cash flow	**6,940**	2,797	148
Per share – basic	**0.34**	0.18	81
Per share – diluted	**0.32**	0.18	75
Net earnings	**768**	252	205
Per share – basic	**0.04**	0.02	123
Per share – diluted	**0.04**	0.02	115
Capital expenditures			
Net capital expenditures	**34,757**	8,498	309
Rubicon acquisition	**-**	51,151	(100)
Total assets	**198,599**	117,641	69
Net debt	**78,112**	53,001	47

FINANCIAL	Three months ended March 31		
(000's except per share amounts)	**2005**	2004	% Change
Shareholders' equity	**76,766**	34,672	121
Total shares outstanding	**20,708**	14,466	43
Weighted average shares			
Basic	**20,708**	15,146	37
Diluted	**21,615**	15,247	42

OPERATIONAL	Three months ended March 31		
	2005	2004	% Change
Average daily production			
Oil and NGLs (bbls/d)	**1,816**	969	87
Natural gas (mcf/d)	**9,293**	5,046	84
Barrels of oil equivalent (boe/d)	**3,365**	1,810	86
Average selling price[1]			
Oil and NGLs ($/bbl)	**48.65**	37.50	30
Natural gas ($/mcf)	**7.34**	6.46	14
Royalties ($/boe)	**12.60**	8.14	55
Operating costs ($/boe)	**7.13**	6.49	10
Processing and pipeline revenues ($/boe)	**(1.79)**	(0.28)	539
	5.34	6.21	(14)
Operating netbacks ($/boe)	**28.60**	23.75	20
General and administrative ($/boe)	**2.79**	3.48	(20)
Wells drilled			
Gross	**9**	13	(31)
Net	**4.1**	4.8	(15)

Note:
(1) After giving effect to commodity hedges.

Operations:

Highpine is pleased to report on operations for the quarter ended March 31, 2005.

Production in the first quarter of 2005 averaged 3,365 boe/d, comprised of 1,816 bbls/d of oil and natural gas liquids and 9.3 mmcf/d of gas. Current production, excluding Vaquero Energy Ltd. production volume, is averaging approximately 3,600 boe/d. Production in Pembina was curtailed in early January due to operational problems associated with a sour gas compressor at Easyford which has been replaced. With significant production behind pipe (including Good Production Practice which has been granted to the prolific Nisku II pool), waiting on the start-up of the Highpine operated sour oil battery at 16-29-048-09W5M, we anticipate production to ramp up shortly as the facility is

commissioned. This battery, located at Violet Grove in Pembina, is expected to be able to process up to 15,000 bbls/d of sour fluids. Highpine owns 55% working interest in this facility which will increase to 80% upon closing of the Vaquero merger. Further, Highpine's significant ownership in the Violet Grove and Easyford Batteries, and the Keyera operated Brazeau North pipeline should allow future developed production to come on stream in a more timely manner. The 100% owned Joffre Gas Plant, located 100 kilometres south of Edmonton, Alberta was commissioned in December 2004 and has been performing exceptionally since.

Exploration:

Highpine continues to add to its undeveloped land position in its core areas, particularly in the Pembina Nisku oil play. The Company spent $16 million in land and 3D seismic acquisition programs boosting its corporate net undeveloped land base to 98,100 net acres of which approximately 40,000 are in Pembina. The Vaquero merger will add substantially to these acreage figures.

Drilling:

Highpine participated in the drilling of nine gross (4.1 net) wells in the first quarter of 2005. Results consisted of two oil wells, four gas wells, one potential gas well and two dry holes. Overall success rate for fully evaluated wells was 75%. Both oil wells, including the recently press released Nisku oil discovery at 9-35-48-8W5M, are located in Pembina. Potentially significant natural gas discoveries were made in Pembina, targeting the Rock Creek zone, and at Ante Creek where a multi-zoned potential natural gas discovery was drilled in January, 2005.

Upon closing of the Vaquero merger, Highpine will have a drilling inventory of 142 gross (101 net) wells, including 74 gross (51 net) wells targeting light oil in the prolific Pembina Nisku trend and 64 gross (48 net) wells in a natural gas fairway, located in West central Alberta, targeting natural gas with associated liquids. The Company also has some high impact prospects which could result in new high growth potential trends depending upon success.

Reserves:

Highpine had its Corporate Reserves updated from December 31, 2004 to April 1, 2005. Proved plus probable reserves increased to 12.9 mmboe, an increase of 6% from the 12.2 mmboe evaluated at year-end 2004. The present value of these reserves, using the 10% discount factor, increased to $198.6 million, a 17% increase from $169.5 million at year-end 2004.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Three months ended March 31, 2005

Overview

This management's discussion and analysis ("**MD&A**") is intended to assist in the understanding of the trends and significant changes in the financial condition and results of operations of Highpine Oil & Gas Limited ("**Highpine**" or the "**Company**") for the interim periods presented. This MD&A is dated and based on information at May 25, 2005. This MD&A has been prepared by management and should be read in conjunction with the unaudited interim consolidated financial statements for the period ended March 31, 2005 and the audited consolidated financial statements for the years ended December 31, 2004 and 2003. All comparisons refer to the interim period ended March 31, 2005 versus the interim period ended March 31, 2004, unless otherwise indicated.

This MD&A uses the terms "cash flow from operations" and "cash flow" which are not recognized measures under Canadian generally accepted accounting principles ("**GAAP**"). Management

believes that in addition to net earnings, cash flow is a useful supplemental measure as it provides an indication of the results generated by Highpine's principal business activities before the consideration of how these activities are financed or how the results are taxed. Investors are cautioned, however, that this measure should not be construed as an alternative to net earnings determined in accordance with GAAP, as an indication of Highpine's performance. Highpine's method of calculating cash flow may differ from other companies, and accordingly, it may not be comparable to measures used by other companies. Highpine calculates cash flow from operations as "funds from operations" before the change in non-cash working capital related to operating activities.

Where amounts are expressed on a barrel of oil equivalent (boe) basis, natural gas volumes have been converted to a barrel of oil equivalent (boe) at a ratio of 6,000 cubic feet of natural gas to one barrel of oil equivalent. This conversion ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead. Boe figures may be misleading, particularly if used in isolation.

All references to dollar values refer to Canadian dollars unless otherwise stated.

Additional information relating to Highpine Oil & Gas Limited is available on the Company's website at www.highpineog.com. All previous public filings, including the Company's initial annual information form, are available on SEDAR at www.sedar.com.

Financial Results

Revenue and Production

Oil and gas revenues for the first quarter of 2005 totalled $14.1 million representing a 125% increase over the first quarter of 2004 revenues of $6.3 million. The increase in revenue was as a result of higher commodity prices realized in the quarter combined with increased production volumes resulting from the acquisition of Rubicon Energy Corporation in March 2004 (the "Rubicon Acquisition") and production increases in the Joffre, Pembina and Retlaw areas. Oil and NGL revenue was impacted by a hedging expense of $881,000 in the first quarter of 2005 (first quarter of 2004 - $150,000).

Production volumes for the first quarter of 2005 averaged 3,365 boe/d compared to an average rate of 1,810 boe/d in the first quarter of 2004, an increase of 1,555 boe/d or 86%.

The following table sets out production volumes for the quarters indicated.

Production	**Three months ended**		
	March 31, 2005	**March 31, 2004**	**% Change**
Production			
Oil and NGLs (bbls/d)	1,816	969	87%
Natural gas (mcf/d)	9,293	5,046	84%
Boe/d	3,365	1,810	86%

The production mix of oil and NGLs to gas in the first quarter of 2005 and 2004 was 54% for oil and NGLs and 46% for gas.

The following table sets out the changes in revenues for the quarters indicated.

Revenues	Three months ended		
	March 31, 2005	March 31, 2004	% Change
Oil and NGLs	$7,951,081	$3,307,504	140%
Natural gas	6,141,856	2,966,544	107%
	$14,092,937	$6,274,048	125%

In the first quarter of 2005, the Company earned $542,200 of processing and pipeline revenues up from $45,800 in the first quarter of 2004. The increase in revenues is primarily attributable to a gas gathering line that commenced operations in March of 2004 and the Joffre gas plant which commenced operations in January of 2005.

Pricing

Selling Prices before Hedges	Three months ended		
	March 31, 2005	March 31, 2004	% Change
Crude oil and NGLs ($/bbl)	$54.04	$39.22	38%
Natural gas ($/mcf)	$7.34	$6.46	14%
Total ($/boe)	$49.45	$39.01	27%

Highpine's realized crude oil and NGL price, prior to hedging expenses, increased 38% in the first quarter of 2005 compared to the first quarter of 2004. Highpine's realized natural gas price increased 14% in the first quarter of 2005 compared to the first quarter of 2004.

Commodity Price Risk Management (Oil & NGLs)

Commodity Price Risk Management	Three months ended		
	March 31, 2005	March 31, 2004	% Change
Average volumes hedged (bbl/d)	700	300	133%
Realized hedging expense	$881,000	$150,000	487%
Realized hedging expense (per bbl)	$5.39	$1.72	213%
Total realized hedging expense (per boe)	$2.91	$0.91	220%

The Company has in place a 700 barrel per day crude oil swap agreement at a price of Cdn. $47.20 per barrel for all of 2005. The unrealized loss with respect to the crude oil swap agreement was $4.5 million at March 31, 2005.

Royalty Expense

Royalties	Three months ended		
	March 31, 2005	March 31, 2004	% Change
Total Royalties, net of ARTC	$3,816,531	$1,340,736	185%
As a % of oil and gas sales (after hedging expense)	27%	21%	29%
Per boe	$12.60	$8.14	55%

Royalties, after giving effect to hedging expense averaged 27% of revenue for the first quarter of 2005 compared to 21% for the first quarter of 2004. Royalty rates, excluding hedging expense, averaged 25% of revenue in the first quarter of 2005 compared to 21% in the first quarter of 2004. Royalty rates as a percentage of revenue were higher in the first quarter of 2005 due to higher royalty rates on wells in the Pembina area.

Operating Costs

Operating Costs	Three months ended		
	March 31, 2005	March 31, 2004	% Change
Operating costs	$2,158,774	$1,068,755	102%
Per boe	$7.13	$6.49	10%

Operating costs including transportation costs totalled $2.2 million for the first quarter of 2005 compared to $1.1 million for the first quarter of 2004. Operating costs increased 10% to $7.13/boe for the first quarter of 2005 from $6.49/boe for the first quarter of 2004. These increases were as a result of higher operating costs in the Pembina area and higher industry related costs.

Operating Netbacks

Operating Netbacks (per boe)	Three months ended		
	March 31, 2005	March 31, 2004	% Change
Sales price before hedging	$49.45	$39.01	27%
Processing and pipeline revenues	1.79	0.28	539%
Royalties	(12.60)	(8.14)	55%
Operating costs	(7.13)	(6.49)	10%
Operating netback before hedging	31.51	24.66	28%
Hedging expense	(2.91)	(0.91)	220%
Operating netback	$28.60	$23.75	20%

Operating netback before hedging expense increased 28% from $24.66/boe for the first quarter of 2004 to $31.51/boe for the first quarter of 2005, as a result of higher realized prices partially offset by higher royalties and operating costs.

General and Administrative Expenses

General and administrative expenses decreased 20% from $3.48/boe in the first quarter of 2004 to $2.79/boe in the first quarter of 2005 as volume increases in the first quarter of 2005 resulted in lower per boe costs.

The following table summarizes general and administrative expenses for the quarters indicated.

	Three months ended		
	March 31, 2005	March 31, 2004	% Change
Gross expenses	$989,904	$629,865	57%
Capitalized	(143,805)	(57,042)	152%
Net expenses	$846,099	$572,823	48%
$/boe	$2.79	$3.48	(20%)
% capitalized	15%	9%	67%

Stock-based Compensation

Stock based compensation expense of $278,210 was recorded in the first quarter of 2005 compared to $34,178 in the first quarter of 2004. The increase in the expense was primarily the result of an increase in stock options outstanding from 0.6 million at March 31, 2004 to 1.8 million at March 31, 2005.

Interest and Finance Costs

Interest and finance costs for the first quarter of 2005 increased to $824,234, up from $541,964 in the first quarter of 2004 due to higher average debt levels in 2005 that arose from capital spending in 2004 and during the first quarter of 2005.

Depletion, Depreciation and Accretion

	Three months ended		
	March 31, 2005	March 31, 2004	% Change
Depletion, Depreciation and Accretion	$5,432,733	$2,305,905	136%
Per boe	$17.94	$14.16	27%

Depletion, depreciation and accretion ("DD&A") amounted to $5.4 million or $17.94/boe for the first quarter of 2005, compared with $2.3 million or $14.16/boe in the first quarter of 2004, a 27% increase on a per boe basis. The increase in DD&A was due to costs included in the depletion base as a result of the Rubicon Acquisition as well as significant seismic and facility expenditures made in late 2004 and the first quarter of 2005.

Income Taxes

Cash taxes were limited to federal Large Corporation Tax of $50,000 in the first quarter of 2005 compared to $31,250 in the first quarter of 2004. Large Corporation Tax was higher in the first quarter of 2005 due to the 2005 capital program. Although current tax horizons depend on product prices, production levels and the nature, magnitude and timing of capital expenditures, Highpine management currently believes no cash income tax will be payable in 2005 or 2006.

Cash Flow and Net Earnings

	Three months ended		
	March 31, 2005	March 31, 2004	% Change
Funds from operations	$6,939,698	$2,797,263	148%
Funds from operations per share (diluted)	0.32	0.18	75%
Net earnings	768,135	251,844	205%
Net earnings per share (diluted)	0.04	0.02	115%

Funds from operations increased 148% to $6.9 million and $0.32 per share in the first quarter of 2005 compared to $2.8 million and $0.18 per share in the first quarter of 2004. The increase reflects increased production volumes and higher commodity prices.

Net earnings increased 205% in the first quarter of 2005 compared to the first quarter of 2004. Net earnings were negatively impacted by higher per barrel DD&A and operating costs as wells as a higher hedging expense.

Liquidity and Capital Resources

The Company completed its initial public offering on April 5, 2005 by issuing 4.0 million common shares at $18.00 per share for net cash proceeds of approximately $68 million.

At March 31, 2005, Highpine had a working capital deficiency of $14.1 million and net debt of $78.1 million. The amount drawn under the Company's credit facilities was $64 million, providing excess credit capacity of $21 million. Of the total $85 million available under various credit facilities, the amount outstanding on the $25 million non-revolving, non-extendible credit facility was repaid with cash proceeds from the initial public offering subsequent to March 31, 2005.

Highpine's capital budget for 2005 is approximately $60 million and includes the drilling of approximately 40 gross wells (20 net). Of the total budget, approximately $15 million is allocated to development drilling, approximately $27 million is allocated to exploration drilling (including undeveloped land acquisition and seismic programs) and approximately $18 million is allocated to facilities and tie-ins.

Highpine's capital budget of $60 million will be funded from cash flow from operations, bank debt and a portion of the $68 million of net proceeds generated from the April 5, 2005 initial public offering of 4,000,000 class A common shares ("Common Shares") of the Company.

	March 31, 2005	December 31, 2004
Bank debt	63,967,781	34,821,996
Working capital deficiency	14,143,970	14,814,957
Net debt	78,111,751	49,636,953

At May 25, 2005, Highpine's bank debt was approximately $11 million.

Capital Expenditures

Capital expenditures were $34.8 million in the first quarter of 2005, more than tripling the capital expenditures of $8.5 million (excluding the Rubicon acquisition) in the first quarter of 2004. The increase relates primarily to Highpine's drilling programs at Pembina and Joffre as well as a result of facility expenditures incurred in the quarter relating to the construction of the Violet Grove battery.

The following table sets out Highpine's net capital expenditures for the quarters indicated.

	Three months ended ($000's)		
	March 31, 2005	March 31, 2004	% Change
Land and seismic	16,011	1,093	13,649%
Drilling and completions	9,351	4,876	92%
Facilities and equipment	9,344	2,528	270%
Property acquisitions and disposition (net)	-	-	-
Corporate acquisition	-	51,151	(100%)
Other	51	1	-
Total	34,757	59,649	(42%)

Shareholders' Equity

During the first quarter of 2005, 3,455,105 Common Shares were issued upon the exercise of 3,300,000 special warrants. In addition, all class B common shares were converted to Common Shares in February 2005.

On February 15, 2005, Highpine declared a stock dividend of 0.047 Common Shares in respect of each Common Share issued and outstanding. The stock dividend resulted in the issuance of 774,490 Common Shares and increased the number of Common Shares issuable upon exercise of the outstanding special warrants by 155,105 Common Shares. In addition, as a result of the stock dividend the number of Common Shares issuable upon exercise of the outstanding stock options was increased by 72,482 Common Shares in accordance with the terms of the respective option agreements.

Pursuant to an underwriting agreement dated March 24, 2005 between the Company and a group of underwriters, the Company issued 4,000,000 Common Shares at a price of $18.00 per share for gross proceeds totalling $72,000,000. Costs associated with the issuance of the Common Shares are estimated to be $4,342,200 including the underwriters' fee of $3,742,200 and other costs. On April 5, 2005, the issued and outstanding Common Shares were listed and posted for trading on the Toronto Stock Exchange under the symbol "HPX".

As at May 25, 2005, the Company had 24,708,011 Common Shares outstanding.

Subsequent Event

On April 6, 2005, Highpine announced that it had entered into a merger agreement with Vaquero Energy Ltd. ("Vaquero") whereby Highpine would acquire all of the issued and outstanding shares of Vaquero pursuant to a plan of arrangement to be approved by the Vaquero shareholders no later than June 30, 2005.

Under the plan of arrangement, shareholders of Vaquero will receive 0.391 Common Shares of Highpine for each common share of Vaquero held. It is anticipated that on closing, Highpine will be required to issue approximately 19.5 million Common Shares to the Vaquero shareholders. Transaction costs in respect of the acquisition of Vaquero are estimated to be $1.5 million.

On the completion of the merger, the Company's 2005 capital expenditure budget is expected to be increased to $90.0 million. The increase in the 2005 capital expenditure budget from $60.0 million to $90.0 million will be funded from cash flow from operations and bank debt.

Related Party Transactions

At March 31, 2005, the Company had a loan due from an officer of the Company totalling $100,000 plus accrued interest of $18,000. The loan bears interest at 4.75% per annum, is secured by 57,143 common shares and is due on demand.

The Chairman, President and Chief Executive Officer of the Company, was also a director and shareholder of a company which together with the Company jointly acquired all of the outstanding shares of Rubicon Energy Corporation on March 3, 2004. The Chairman, President and Chief Executive Officer of the Company is also a director and shareholder of a private oil and gas company in which the Company has an investment of $1.0 million, comprised of 960,000 common shares.

Changes in Accounting Policies in the Current Period

Variable Interest Entities

Effective January 1, 2005, the Company adopted the new CICA accounting guideline 15 ("AcG-15"), "Consolidation of Variable Interest Entities". This standard requires that certain entities be consolidated by the primary beneficiary. There is no impact on the Company's financial statements as a result of adopting this guideline.

Future Accounting Change

Financial Instruments

The CICA has issued a new accounting standard, CICA Accounting Standard Handbook section 3855, "Financial Instruments Recognition and Measurement." This standard prescribes how and at what amount financial assets, financial liabilities and non-financial derivatives are to be recognized on the balance sheet. The standard prescribes fair value in some cases while cost-based measures are prescribed in other cases. It also specifies how financial instrument gains and losses are to be presented. The new standard is effective for fiscal years beginning on or after October 1, 2006. The Company has not assessed the impact of this standard on its financial statements.

Critical Accounting Estimates

The preparation of the Company's financial statements requires management to adopt accounting policies that involve the use of significant estimates and assumptions. These estimates and assumptions are developed based on the best available information and are believed by management to be reasonable under the existing circumstances. New events or additional information may result in the revision of these estimates over time. A summary of the significant accounting policies used by Highpine can be found in Note 1 to the December 31, 2004 consolidated financial statements. A summary of the Company's critical accounting estimates can be found in management's discussion and analysis for the year ended December 31, 2004.

Business Risks and Uncertainties

Highpine is exposed to numerous risks and uncertainties associated with the exploration for and development and acquisition of crude oil, natural gas and NGLs. Primary risks include the uncertainty associated with exploration drilling, changes in production practices, product pricing, industry competition and government regulation.

Drilling activities are subject to numerous technical risks and uncertainties. Highpine attempts to minimize exploration risk by utilizing trained professional staff and conducting extensive geological and geophysical analysis prior to drilling wells.

Highpine utilizes sound marketing practices in an attempt to partially offset the cyclical nature of commodity prices which is subject to external influences beyond Highpine's control. Fluctuations in commodity prices and foreign exchange rates may significantly impact Highpine's revenue. The oil and natural gas industry is extremely competitive and Highpine must compete with numerous larger, well-established organizations in all phases of the exploration business.

Highpine monitors and complies with current government regulations that affect its activities, although operations may be adversely affected by changes in government policy, regulations or taxation. In addition, Highpine maintains a level of liability, property and business interruption insurance which is believed to be adequate for Highpine's size and activities, but is unable to obtain insurance to cover all risks within the business or in amounts to cover all possible claims.

Special Note Regarding Forward-Looking Statements

Certain statements in this MD&A are forward-looking statements subject to substantial known and unknown risks and uncertainties, most of which are beyond Highpine's control. These risks may cause actual financial and operating results, performance, levels of activity and achievements to differ materially from those expressed in, or implied by, such forward-looking statements.

Such factors include, but are not limited to: the impact of general economic conditions in Canada and the United States; industry conditions including changes in laws and regulations, including adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; competition; the lack of availability of qualified personnel or management; fluctuations in commodity prices; the results of exploration and development drilling and related activities; imprecision in reserve estimates; the production and growth potential of the Company's various assets; fluctuations in foreign exchange or interest rates; stock market volatility; risks associated with hedging activities; and obtaining required approvals from regulatory authorities.

Accordingly, there is no assurance that the expectations conveyed by the forward-looking statements will prove to be correct. All subsequent forward-looking statements, whether written or orally attributable to the Company or persons acting on hits behalf, are expressly qualified in their entirety by these cautionary statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements except as required by applicable securities laws.

HIGHPINE OIL & GAS LIMITED
Consolidated Balance Sheets

	March 31, 2005 (unaudited)	December 31, 2004 (audited)
Assets		
Current assets:		
Cash and cash equivalents	$ -	$ -
Accounts receivable	17,433,982	13,366,408
Prepaid expenses and deposits	647,733	658,978
	18,081,715	14,025,386
Property, plant and equipment (note 2)	164,778,770	134,282,197
Long-term investment, at cost	1,000,000	1,000,000
Deferred charges (note 3)	657,812	-
Goodwill	14,081,000	14,081,000
	$198,599,297	$163,388,583
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 32,225,685	$28,840,343
Bank indebtedness (note 4)	63,967,781	34,821,996
	96,193,466	63,662,339
Future income taxes	22,493,464	20,419,084
Asset retirement obligations (note 5)	3,146,230	1,973,735
Shareholders' equity:		
Share capital (note 6)	59,582,480	52,829,758
Contributed surplus (note 6)	789,468	511,258
Retained earnings	16,394,189	23,992,409
	76,766,137	77,333,425
Subsequent events (notes 4 and 8)		
Contingency (note 9)		
	$198,599,297	$163,388,583

See accompanying notes to consolidated financial statements.

HIGHPINE OIL & GAS LIMITED
Consolidated Statements of Earnings and Retained Earnings
(Unaudited)

Three months ended March 31, 2005 and 2004

	2005	2004
Revenues:		
Oil and gas revenues	$ 14,092,937	$ 6,274,048
Royalties, net of Alberta royalty tax credits	(3,816,531)	(1,340,736)
	10,276,406	4,933,312
Processing and pipeline revenues	542,200	45,800
Interest income	199	32,943
	10,818,805	5,012,055
Expenses:		
Operating costs	2,158,774	1,068,755
General and administrative	846,099	572,823
Depletion, depreciation and accretion	5,432,733	2,305,905
Interest and finance costs	824,234	541,964
Stock based compensation (note 6)	278,210	34,178
	9,540,050	4,523,625
Earnings before taxes	1,278,755	488,430
Taxes:		
Current	50,000	31,250
Future	460,620	205,336
	510,620	236,586
Net earnings	768,135	251,844
Retained earnings, beginning of period	23,992,409	20,815,692
Stock dividend and adjustment (note 6)	(8,366,355)	-
Retained earnings, end of period	$ 16,394,189	$ 21,067,536
Net earnings per share (note 6)		
Basic	$0.04	$0.02
Diluted	$0.04	$0.02

See accompanying notes to consolidated financial statements.

HIGHPINE OIL & GAS LIMITED
Consolidated Statements of Cash Flows
(Unaudited)

Three months ended March 31, 2005 and 2004

	2005	2004
Cash provided by (used in):		
Operating Activities:		
Net earnings	$ 768,135	$ 251,844
Items not involving cash:		
Depletion, depreciation and accretion	5,432,733	2,305,905
Future income taxes	460,620	205,336
Stock based compensation	278,210	34,178
Funds from operations	6,939,698	2,797,263
Change in non-cash working capital relating to operations	(5,857,121)	(4,719,538)
	1,082,577	(1,922,275)
Financing Activities:		
Proceeds on conversion of Class B shares	127	-
Increase in bank indebtedness	29,145,785	45,721,245
Deferred charges	(657,812)	-
	28,488,100	45,721,245
Investing Activities:		
Property, plant and equipment additions	(34,756,811)	(8,498,482)
Debenture receivable repayment	-	3,736,697
Long-term investment, at cost	-	(760,000)
Net cash paid on business combination	-	(42,089,000)
Change in non-cash working capital relating to investing activities	5,186,134	4,598,133
	(29,570,677)	(43,012,652)
Increase in cash and cash equivalents	-	786,318
Cash and cash equivalents, beginning of period	-	537,682
Cash and cash equivalents, end of period	$ -	$ 1,324,000
Cash interest paid	$407,000	$33,000
Cash taxes paid	$216,000	$60,000

See accompanying notes to consolidated financial statements.

1. Significant accounting policies:

The interim consolidated financial statements of Highpine Oil & Gas Limited (the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles and follow the same accounting policies as the most recent audited annual consolidated financial statements. Certain disclosures normally required to be included in the notes to the annual consolidated financial statements have been condensed or omitted. The interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and notes thereto for the year ended December 31, 2004.

2. Property, plant and equipment:

At March 31, 2005, approximately $23,500,000 (December 31, 2004 - $13,000,000) of unproved properties were excluded from the depletion calculation. Future development costs of $4,877,000 (December 31, 2004 - $9,500,000) were included in the depletion calculation. During the first quarter of 2005, general and administrative expenses of $144,000 (March 31, 2004 - $57,000) were capitalized.

3. Deferred charges:

During the first quarter of 2005, the Company incurred various costs in connection with its initial public offering which closed on April 5, 2005 (see note 8). The costs have been recorded as deferred charges at March 31, 2005. Concurrent with the closing of the initial public offering, the deferred charges will be recorded as a reduction in share capital.

4. Bank indebtedness:

In February 2005, a new banking arrangement was entered into by the Company with Canadian financial institutions. The facilities consisted of a $45 million revolving term credit facility, a $10 million demand operating credit facility and a $25 million non-revolving, non-extendible term credit facility. The $45 million revolving term facility revolves until June 30, 2005 unless it is extended for a 364-day period. The amount outstanding on the non-revolving, non-extendible term credit facility was repaid on receipt of the proceeds from the initial public offering and the facility was subsequently cancelled. The revolving term credit facility bears interest at the lenders' prime rate plus 0.25% per annum. The non-revolving, non-extendible term credit facility and the demand operating credit facility bear interest at the lenders' prime rate plus 1.75% per annum. The facilities are secured by a general security agreement and a first floating charge over all of the Company's assets.

5. Asset retirement obligations:

At March 31, 2005, the estimated total undiscounted cash flows required to settle asset retirement obligations were $5,444,000. Expenditures to settle asset retirement obligations will be incurred between 2005 and 2025. Estimated cash flows have been discounted using an annual credit adjusted risk-free interest rate of 8.0 percent per annum and have been inflated using an inflation rate of 2.0 percent per annum.

Changes to asset retirement obligations were as follows:

	Three months ended March 31, 2005	Year ended December 31, 2004
Asset retirement obligations, beginning of period	$ 1,973,735	$ 377,894
Liabilities acquired	-	950,000
Liabilities incurred	1,134,152	1,144,110
Liabilities disposed of	-	(600,000)
Accretion expense	38,343	101,731
Asset retirement obligations, end of period	$ 3,146,230	$1,973,735

6. Share capital:

	Three months ended March 31, 2005		Year ended December 31, 2004	
	Number	Amount	Number	Amount
Class A common shares:				
Balance, beginning of period	15,207,583	$24,247,233	13,195,083	$ 13,454,933
Issued for cash	-	-	1,200,000	6,000,000
Shares issued for services performed	-	-	12,500	62,500
Conversion of Class B shares	1,270,833	284	-	-
Flow-through shares issued	-	-	800,000	4,800,000
Flow-through shares renounced	-	(1,613,760)		
Special warrants exercised	3,300,000	28,582,368	-	-
Stock dividend and adjustment	929,595	8,366,355	-	-
Share issue costs less tax effect (2004 – $37,800)	-	-	-	(70,200)
Balance, end of period	20,708,011	$59,582,480	15,207,583	$24,247,233
Class B common shares:				
Balance, beginning of period	1,270,833	$ 157	1,270,833	$ 157
Conversion of Class B shares	(1,270,833)	(157)	-	-
Balance, end of period	-	$ -	1,270,833	$ 157
Special Warrants:				
Balance, beginning of period	3,300,000	$28,582,368	-	$ -
Issued for cash			3,300,000	29,700,000
Exercised	(3,300,000)	(28,582,368)	-	-
Share issue costs less tax effect (2004 - $601,804)	-	-	-	(1,117,632)
Balance, end of period	-	$ -	3,300,000	$ 28,582,368
Total		$59,582,480		$52,829,758

6. Share capital (continued):

On February 3, 2005, the Company filed Articles of Amendment to amend the provisions of the series 1 class B shares and as such, the series 1 class B shares were automatically converted into class A common shares on February 4, 2005. On February 15, 2005, the Company declared a stock dividend in the amount of $6,970,410 which resulted in 0.047 of a class A common share being issued for each issued and outstanding class A common share. In accordance with the terms of the issued and outstanding special warrants of the Company the stock dividend resulted in an additional 155,105 class A common shares being issuable upon exercise of the outstanding special warrants.

On March 31, 2005, 3,455,105 class A common shares were issued upon the exercise of the special warrants.

Per share amounts:

Weighted average number of common shares outstanding	Three months ended March 31, 2005	Three months ended March 31, 2004
Basic	20,708,011	15,145,815
Dilutive effect of options	906,920	101,060
Diluted	21,614,931	15,246,875

Weighted average common shares outstanding have been retroactively restated to give effect to the February 15, 2005 stock dividend.

Stock options:

The Company has a stock option plan pursuant to which options to purchase class A common shares of the Company may be granted to directors, officers, employees and consultants. The outstanding stock options of the Company are exercisable for a period of six years and vest over a period of four years.

6. Share capital (continued):

A summary of changes is as follows:

	Three months ended March 31, 2005		Year ended December 31, 2004	
	Class A common shares issuable upon exercise of options	Weighted average exercise price	Class A common shares issuable upon exercise of options	Weighted average exercise price
Balance, beginning of period	1,542,155	$ 5.26	530,000	$ 2.84
Granted	160,000	14.00	1,012,155	6.53
Adjustment as a result of stock dividend	72,482	-	-	-
Balance, end of period	1,774,637	$ 6.08	1,542,155	$ 5.26
Exercisable, end of period	264,368	$ 2.83	175,000	$ 2.78

The fair value of stock options granted is estimated using the Black-Scholes option pricing model. The following assumptions were used for the 2005 grants:

	Three months ended March 31, 2005
Dividend yield	0%
Expected volatility	50%
Risk free rate of return	4.5%
Expected option life	4 years
Weighted average fair market value per option	$6.83

Contributed surplus:

	Three months ended March 31, 2005	Year ended December 31, 2004
Balance, beginning of period	$ 511,258	$ 114,787
Stock based compensation expense	278,210	396,471
Balance, end of period	$789,468	$ 511,258

7. Commodity price risk management:

The following commodity swap agreement was in place at March 31, 2005:

Commodity	Notional Volumes	Contract Term	Fixed Price
Crude Oil	700 barrels per day	January 1, 2005 to December 31, 2005	CDN $47.20 per barrel

The 700 barrel per day crude oil swap agreement had an unrealized loss at March 31, 2005 of approximately $4.5 million.

8. Subsequent events:

(a) Initial public offering:

Pursuant to an underwriting agreement dated March 24, 2005 between the Company and a group of underwriters, the Company issued 4,000,000 class A common shares at a price of $18.00 per share for gross proceeds totalling $72,000,000. Costs associated with the issuance of the common shares are estimated to be approximately $4,342,200 including the underwriters' fee of $3,742,200 and other expenses.

On April 5, 2005, the issued and outstanding class A common shares of the Company were listed and posted for trading on the Toronto Stock Exchange under the symbol "HPX".

(a) Plan of arrangement:

On April 6, 2005, the Company announced that it had entered into a merger agreement with Vaquero Energy Ltd. ("Vaquero") whereby the Company would acquire all of the issued and outstanding shares of Vaquero pursuant to a plan of arrangement to be approved by the Vaquero shareholders no later than June 30, 2005.

Under the plan of arrangement, shareholders of Vaquero will receive 0.391 class A common shares of the Company for each common share of Vaquero held. It is anticipated that on closing, the Company will be required to issue approximately 19.5 million shares to the Vaquero shareholders. Transaction costs in connection with the acquisition of Vaquero are estimated to be $1.5 million.

9. Contingency:

On December 14, 2004, the Company was granted a license from the Alberta Energy and Utilities Board (the "AEUB") relating to the expansion of an existing facility. On December 15, 2004, a notice of objection was filed with the AEUB by a corporation which is a joint lease owner where the facility is being constructed. To date, the AEUB has not ruled on the merits of the notice of objection. Although management of the Company is of the view that the objection submitted by the corporation is without merit and will continue to defend the interests of the Company in the facility, it is possible that the AEUB may render a decision in this matter which would have an adverse effect on the Company and its processing capabilities in an area which is significant to the Company.

For further information, please contact:

A. Gordon Stollery, Chairman, President and Chief Executive Officer
Greg N. Baum, Executive Vice President and Chief Operating Officer or
Harry D. Cupric, Vice President, Finance and Chief Financial Officer

Highpine Oil & Gas Limited
Suite 2200, 500 - 4th Avenue S.W.
Calgary, Alberta T2P 2V6
Canada
Telephone: (403) 265-3333
Facsimile: (403) 265-3362
Website: www.highpineog.com